

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2020

Justin Enbody
Chief Financial Officer
Kennedy-Wilson Holdings, Inc.
151 S El Camino Drive
Beverly Hills, CA 90212

> **Re: Kennedy-Wilson Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed January 17, 2020**
> **File No. 333-235472**

Dear Mr. Enbody:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 2, 2020 letter.

Amendment No. 1 to Registration Statement of Form S-3

General

1. We note your response to comment 1 and we reissue it in part. Since you acknowledge that the exclusive forum provision in your amended and restated bylaws does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Please contact Ronald (Ron) Alper at 202-551-3329 or David Link at 202-551-3356 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Julian Kleindorfer